AM
4/11/2003



c/w

SECURI[...] 03054452 [...]MISSION
[...] D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-49950 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E. Wagner & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5990 Stoneridge Drive, #103
(No. and Street)

| Pleasanton | CA | 94588 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Emily E. Wagner 925-416-1200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore Inc.
(Name – *if individual, state last, first, middle name*)

| 1801 California St., Ste. 4650 | Denver | CO | 80202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

UF 4-17-03

# OATH OR AFFIRMATION

I, Emily E. Wagner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Wagner & Associates, Inc., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Emily E. Wagner
Signature

President
Title

Notary Public


JODY SAMUELS
COMM. #1342621
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Mar. 5, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. WAGNER & ASSOCIATES, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

JANUARY 31, 2003

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Directors
E. Wagner & Associates, Inc.

We have audited the accompanying statement of financial condition of E. Wagner & Associates, Inc. as of January 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Wagner & Associates, Inc. as of January 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore Inc.

Denver, Colorado
February 28, 2003

CAUSEY DEMGEN & MOORE INC.

# E.WAGNER & ASSOCIATES, INC.
## STATEMENT OF FINANCIAL CONDITION
### January 31, 2003

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 483,632 |
| Deposit with clearing organization | | 30,020 |
| Property and equipment (Note 3): | | |
| Office furniture and equipment | | 41,225 |
| Vehicle | | 60,027 |
| | | 101,252 |
| Less accumulated depreciation and amortization | | (32,320) |
| Net property and equipment | | 68,932 |
| Other assets | | 3,300 |
| | $ | 585,884 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 12,314 |
| Capital lease obligation (Note 3) | | 819 |
| Deferred income taxes (Note 4) | | 4,400 |
| Income taxes payable (Note 4) | | 25,006 |
| Accrued pension liability (Note 5) | | 42,760 |
| Total liabilities | | 85,299 |
| Commitments (Note 3) | | |
| Stockholder's equity (Note 2): | | |
| Common stock, no par value; 150,000 shares authorized, 66,000 shares issued and outstanding | | 65,100 |
| Retained earnings | | 435,485 |
| Total stockholder's equity | | 500,585 |
| | $ | 585,884 |

See accompanying notes.

# E. WAGNER & ASSOCIATES, INC.
## STATEMENT OF OPERATIONS
### For the year ended January 31, 2003

| | |
|---|---|
| Revenues: | |
| Commissions | $ 359,798 |
| Financial advisory fees | 538,863 |
| Interest and other | 7,881 |
| | 906,542 |
| Expenses: | |
| Salaries and payroll taxes | 571,827 |
| General and administration | 134,322 |
| Pension contribution and expense (Note 5) | 42,185 |
| Registration and regulatory fees | 6,376 |
| Depreciation and amortization | 10,748 |
| | 765,458 |
| Income before provision for income taxes | 141,084 |
| Income taxes (Note 4) | (49,273) |
| Net income | $ 91,811 |

See accompanying notes.

# E. WAGNER & ASSOCIATES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### For the year ended January 31, 2003

| | Common stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | earnings | Total |
| Balance, January 31, 2002 | 66,000 | $ 65,100 | $ 343,674 | $ 408,774 |
| Net income for the year ended January 31, 2003 | - | - | 91,811 | 91,811 |
| Balance, January 31, 2003 | 66,000 | $ 65,100 | $ 435,485 | $ 500,585 |

See accompanying notes.

# E. WAGNER & ASSOCIATES, INC.
## STATEMENT OF CASH FLOWS
### For the year ended January 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 91,811 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 10,345 |
| Loss on disposal of assets | 4,838 |
| Changes in assets and liabilities: | |
| Deposit with clearing organization | 8 |
| Income taxes | 36,666 |
| Accounts payable and accrued expenses | 7,977 |
| Total adjustments | 59,834 |
| Net cash provided by operating activities | 151,645 |
| Cash flows from investing activities: | |
| Purchase of property and equipment | (62,081) |
| Proceeds from sale of property and equipment | 18,000 |
| Net cash used in investing activities | (44,081) |
| Cash flows from financing activities: | |
| Payments on capital lease obligations | (3,099) |
| Net cash used in financing activities | (3,099) |
| Net increase in cash and cash equivalents | 104,465 |
| Cash and cash equivalents at the beginning of the year | 379,167 |
| Cash and cash equivalents at end of year | $ 483,632 |

Supplemental disclosure of cash flow information:

During the period ending January 31, 2003, the Company paid cash for income taxes and interest of $12,607 and $227, respectively.

See accompanying notes.

# E. WAGNER & ASSOCIATES, INC.
## NOTES TO FINANCIAL STATEMENTS
## January 31, 2003

1. Organization and summary of significant accounting policies

Organization:

E. Wagner & Associates, Inc. (the "Company") located in Pleasanton, California, was incorporated in the State of California on February 6, 1997, for the purpose of conducting business as a registered broker dealer in securities. The Company is a full service investment banking firm specializing in the underwriting of municipal securities and providing financial advisory services to cities, counties, school districts and special districts in California.

The Company does not hold cash or securities for the account of customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company must clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains all related books and records which are customarily kept by a clearing broker-dealer for accounts carried on a fully disclosed basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions:

Securities transactions are recorded by the Company on a trade date basis.

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $100,000 per institution by the Federal Deposit Insurance Corporation (FDIC). The Company, by policy, limits the amount of credit exposure to any one financial institution. At various times throughout the year, the Company's cash demand deposits exceeded the FDIC's insurance limit of $100,000.

Depreciation and amortization:

Depreciation of office furniture and equipment is provided on the straight-line method over estimated useful lives of three to seven years. Depreciation of vehicle is provided on a straight-line basis over five years.

1. Organization and summary of significant accounting policies (continued)

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2003, the Company had net capital of $432,753, which was $332,753 in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $80,899; therefore, its net capital ratio was 0.19 to 1 at January 31, 2003.

3. Commitments

Operating lease obligations:

The Company leases office facilities under a non-cancelable operating lease. Rent expense under the operating lease amounted to $18,955 for the year ended January 31, 2003.

Future minimum rentals due under the non-cancelable operating lease are as follows:

| Year ending January 31, | Amount |
|---|---|
| 2004 | $ 21,895 |
| 2005 | 22,398 |
| 2006 | 1,870 |
| Total future minimum lease payments | $ 46,163 |

3. Commitments (continued)

Capitalized lease obligation:

At January 31, 2003, the Company has a capital lease obligation for office equipment. Following is a schedule of future minimum rental payments, including interest, on the capitalized lease obligation.

| Year ending January 31, | Amount |
|---|---|
| 2004 | $ 831 |
| Total future minimum lease payments | 831 |
| Less amount representing interest | (12) |
| | $ 819 |

Property recorded under the capitalized lease is as follows:

| | |
|---|---|
| Office equipment | $ 8,715 |
| Less accumulated amortization | (4,793) |
| Net capitalized leased property | $ 3,922 |

4. Income taxes

Income tax expense consists of the following for the period ended January 31, 2003:

| | |
|---|---|
| Current: | |
| Federal | $ 36,456 |
| State | 12,817 |
| Deferred | - |
| | $ 49,273 |

The net deferred tax liability presented on the Company's balance sheet at January 31, 2003 of $4,400 represents income taxes at statutory rates on temporary differences which primarily result from tax depreciation in excess of book depreciation.

5. Pension plan

In January 1998, the Company established a target benefit pension plan for the purpose of providing retirement benefits to eligible employees. Employees who are at least twenty-one years of age, employed on the plan anniversary date, working at least 1,000 hours annually and with at least twelve months of service are eligible to participate. The plan provides pay-related benefits based on compensation and years of service. The Company's funding policy is based on actuarial calculations and the applicable requirements of federal law. During the year ended January 31, 2003, the Company paid $42,185 for the 2002 contribution into the plan, and accrued an additional $42,760 for the January 31, 2003 plan year.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

# E. WAGNER & ASSOCIATES, INC.

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of January 31, 2003

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholders' equity | $ | 500,585 |
| Add allowable credits: | | |
| Deferred income tax liability | | 4,400 |
| Deduct non-allowable assets: | | |
| Office furniture and equipment, net of depreciation | | (68,932) |
| Other | | (3,300) |
| Net Capital | $ | 432,753 |
| **AGGREGATE INDEBTEDNESS** | | |
| Total liabilities | $ | 85,299 |
| Deduct deferred income taxes | | (4,400) |
| Total aggregate indebtedness | $ | 80,899 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ | 100,000 |
| Excess net capital | $ | 332,753 |
| Ratio: Aggregate indebtedness to net capital | | 0.19 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| (included in Part IIA of Form X-17A-5 as of January 31, 2003) | | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ | 450,604 |
| Net audit adjustments | | (17,851) |
| Net capital per above | $ | 432,753 |

SCHEDULES II, III, AND IV

# E. WAGNER & ASSOCIATES, INC.

As of January 31, 2003

## EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3(k)(2)(ii) and Schedules II, III and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Directors
E. Wagner & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of E. Wagner & Associates, Inc. (the Company), for the year ended January 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.

Denver, Colorado
February 28, 2003

CAUSEY DEMGEN & MOORE INC.